UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment _______)*

PETROHUNTER ENERGY CORPORATION
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

71649T 10 4
(CUSIP Number)

April 26, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42223Y 10 8

SCHEDULE 13G
1	NAMES OF REPORTING PERSONS Marc E. Bruner S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,000,000
	0	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 42223Y 10 8

SCHEDULE 13G
1	NAMES OF REPORTING PERSONS Cynthia L. Gausvik S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,000,000
	0	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 42223Y 10 8

Item 1(a).  Name of Issuer:

PetroHunter Energy Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices:

1600 Stout Street, Suite 450, Denver, CO 80202

Item 2(a).  Name of Person Filing:

Marc E. Bruner and Cynthia L. Gausvik as Trustees of Bruner Family Trust

Item 2(b).  Address of Principal Business Office or, if none, Residence:

Marc E. Bruner, 16878 E. Lake Drive, Centennial, CO 80016

Cynthia L. Gausvik, Reed Smith LLP, 3110 Fairview Park Drive, Falls Church, VA 22042

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Shares, $0.001 par value

Item 2(e).  CUSIP Number:

71649T 10 4

Item 3.

Not applicable

Item 4.  Ownership.

See Rows 5 through 8 of the cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 42223Y 10 8

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2011                                                                                /s/ Marc E. Bruner
Marc E. Bruner

March 4, 2011                                                                                 /s/ Cynthia L. Gausvik
Cynthia L. Gausvik